Exhibit 4.1

RARE ELEMENT RESOURCES LTD

AMENDMENT TO THE

INCENTIVE SHARE OPTION PLAN

October 18, 2012

Rare Element Resources Ltd. (the “Corporation”) hereby adopts this Amendment to the Incentive Share Option Plan, effective as of September 21, 2012, which amends that certain Incentive Share Option Plan, dated December 11, 2002, as amended (the “Plan”).

Section 1.1 of the Plan shall be amended by adding to the definitions under the Plan the following Section 1.1(g.1)

“(g.1)

 “Fair Market Value” means the closing market price for a Common Share on the date of exercise as furnished by NYSE MKT LLC (“NYSE MKT”), the Toronto Stock Exchange (“TSX”) or other principal stock exchange on which the Common Shares are then primarily traded as of such date or, if no sales of Common Shares were reported by the NYSE MKT, the TSX or other such exchange on that date, the last price for a share of Common Shares as furnished by the NYSE MKT, the TSX or other such exchange for the next preceding day on which sales of Common Shares were reported by the NYSE MKT, the TSX or such other stock exchange, as applicable. If the Common Shares are no longer listed or is no longer actively traded on the NYSE MKT, the TSX or other stock exchange as of the exercise date, the Fair Market Value of the Common Shares shall be the value as reasonably determined by the Board or a committee of the Board duly appointed for the purpose of administration of the Plan in accordance with applicable law.”

Section 2.4(f) of the Plan is hereby deleted in its entirety and replaced with the following so that it shall read as follows:

“(f)

The purchase price of each Common Share purchased under an Option may be paid by any of the following means, subject to compliance with applicable laws, including, without limitation, one or a combination of the following methods:

(1)

services rendered by the recipient of such award, if authorized by the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan;

(2)

cash, check payable to the order of the Corporation, or electronic funds transfer;

(3)

notice and third party payment in such manner as may be authorized by the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan;

(4)

the delivery of previously owned Common Shares that are fully vested and unencumbered;

(5)

by a reduction in the number of shares otherwise deliverable pursuant to the award; or

(6)

subject to such procedures as the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In the event that the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan allows a participant to exercise an Option by delivering Common Shares previously owned by such participant and unless otherwise expressly provided by the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan, any Common Shares delivered which were initially acquired by the participant from the Corporation (upon exercise of an Option or otherwise) must have been owned by the participant at least six months as of the date of delivery (or such other period as may be required by the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan in order to avoid adverse accounting treatment). Common Shares used to satisfy the exercise price of an Option shall be valued at their Fair Market Value on the date of exercise. The Corporation will not be obligated to deliver any Common Shares unless and until any other conditions to exercise or purchase, as may have been established by the Board or a committee of the Board duly appointed by the Board for the purpose of administration of the Plan, have been satisfied.”